

Mail Stop 3628

April 7, 2010

By Facsimile and U.S. Mail

Mario Gabelli
GAMCO Asset Management Inc.
One Corporate Center
Rye, NY 10580-1435

>   **Re: Myers Industries, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed by GAMCO Asset Management et al.**
>   **Filed April 6, 2010**
>   **File No. 1-08524**

Dear Mr. Gabelli:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. We note your response to comment two in our letter dated March 17, 2010. We note that you are nominating only three directors when the total number of directors that will be elected is nine. Please revise the proxy statement and proxy card to disclose that shareholders who grant you a proxy will be disenfranchised with respect to the other slots for which you have not named a nominee. In addition, please revise the proxy statement to state that there is no assurance that the registrant's nominees will serve if elected with any of your nominees.

Background to the Solicitation, page 5

2. We note that GAMCO believes that the existing board and management "have not provided the direction needed" in part due to "a lack of strategic focus" and a "misallocation of capital." Please revise to more specifically describe GAMCO's and the other participants' reasons for nominating three directors at this time and describe any specific plans that the nominees may have, and if none, then state that the nominees have no specific plans for the company.

Form of Proxy

3. We note your response to comment four in our letter dated March 17, 2010; however, we reissue that part of our comment asking you to identify each of the participants on the proxy card.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions